

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

<u>Via Email</u>
Mr. J. Rod Martin
Chief Executive Officer
Sierra Resource Group, Inc.
9550 S. Eastern Avenue, Suite 253
Las Vegas, Nevada 89123

> **Re: Sierra Resource Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 26, 2012**
> **File No. 000-25301**

Dear Mr. Martin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Staff Accountant